Gibson, Dunn & Crutcher LLP One Embarcadero Center, Suite 2600 San Francisco, CA 94111-3715 Tel 415.393.8200 gibsondunn.com

March 26, 2024

EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamill and Jason Drory

Re:	Spyre Therapeutics, Inc.

Amendment No. 3 to Registration Statement on Form S-1 filed on March 14, 2024 (File No. 333-276251) and Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed on March 14, 2024 (File No. 333-273769)

Ladies and Gentlemen:

On behalf of Spyre Therapeutics, Inc. (the “Company”), this letter responds to the oral comments of the staff of the U.S. Securities and Exchange Commission – Division of Corporation Finance (the “Staff”) provided to the Company’s outside counsel on March 21, 2024 regarding the above-referenced Registration Statement on Form S-1 (File No. 333-273769) (the “Pre-effective Registration Statement”) and Registration Statement on Form S-1 (File No. 333-276251) (the “Effective Registration Statement”). The Staff’s comments are set forth below, followed by the Company’s responses. For ease of reference, the headings and numbered paragraphs below correspond to the Staff’s two oral comments. The Company’s responses are set forth in ordinary type below the Staff’s comments, which are set forth in bold type. References are made to the Company’s Pre-effective Amendment No. 4 to the Pre-effective Registration Statement (the “Pre-effective Amendment”) and the Post-effective Amendment No. 3 to the Effective Registration Statement (the “Post-effective Amendment”), each filed on March 26, 2024.

1.	Please update the disclosure in the Prospectus Summary to describe the patent life of the SPY002 program.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 52 and 69 of the Pre-effective Amendment and on pages 4, 52 and 69 of the Post-effective Amendment, in each case, to describe the expected patent life of the SPY002 program if such research program is pursued non-provisionally and matures into issued patents.

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles

Munich • New York • Orange County • Palo Alto • Paris • Riyadh • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

March 26, 2024

2.

Please include a new subsection titled “Intellectual Property” under the heading “Business” containing disclosures regarding intellectual property rights associated with the Company’s programs and technologies.

In response to the Staff’s comment, the Company has revised its disclosure on pages 76-78 of the Pre-effective Amendment and on pages 76-78 of the Post-effective Amendment, in each case, to add a new subsection titled “Intellectual Property” under the heading “Business” containing disclosures regarding certain intellectual property rights associated with the Company’s programs and technologies.

***

Thank you for your consideration of this response. If you have any questions regarding the response set forth above, please do not hesitate to call me at (415) 393-8373 or Branden C. Berns at (415) 393-4631.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Branden C. Berns, Gibson, Dunn & Crutcher LLP

Melanie Neary, Gibson, Dunn & Crutcher LLP

Dr. Cameron Turtle, Spyre Therapeutics, Inc.

Scott Burrows, Spyre Therapeutics, Inc.

Heidy King-Jones, Spyre Therapeutics, Inc.

2